UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 14, 2024, MorphoSys AG (the “Company”) published nine notifications of major holdings from Morgan Stanley, Kynam Global Healthcare Master Fund, LP, Steven Boyd, Armistice Capital Offshore Fund Ltd, T. Rowe Price Group, Inc., Bank of America Corporation, The Goldman Sachs Group, Inc, and JP Morgan.

Exhibits

99.1    Notification of Major Holdings from Morgan Stanley
99.2    Notification of Major Holdings from Kynam Global Healthcare Master Fund
99.3    Notification of Major Holdings from Steven Boyd
99.4    Notification of Major Holdings from Armistice Capital Offshore Fund Ltd
99.5    Notification of Major Holdings from T. Rowe Price Group, Inc.
99.6    Notification of Major Holdings from Bank of America Corporation
99.7    Notification of Major Holdings from The Goldman Sachs Group, Inc
99.8    Notification of Major Holdings from JP Morgan
99.9    Notification of Major Holdings from JP Morgan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: February 14, 2024
    By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations